UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Carnival Corporation
Carnival plc

(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)

(Title of Class of Securities)

Common Stock:  143658 10 2 and 143658 30 0**
Special Voting Share:  G7214F 12 2
Trust Shares:  143658 30 0**

(CUSIP Number)

Arnaldo Perez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida  33178-2428
(305) 599-2600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0.  See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TAMMS MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,439
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,657,667
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 126,123,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,123,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JMD DELAWARE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,419,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,419,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 90,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,658,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUNTRUST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,065,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,065,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2003 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,115,507
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER 2,115,507
	10	SHARED DISPOSITIVE POWER 932,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,047,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MBA I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 126,123,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,125,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KLR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,419,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,419,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NICKEL 2015-94 B TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 22

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., Verus Protector, LLC, Richard L. Kohan,  KLR, LLC and Nickel 2015-94 B Trust (collectively, the “Reporting Persons”). This Amendment No. 22 is being filed to reflect the addition of new Reporting Persons. This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs to such item:

On December 31, 2015, the Nickel 1994 “B” Trust’s ownership interests in B Shares, L.P. and B Shares, Inc. were transferred to the Nickel 2015-94 B Trust for no consideration in accordance with the governing trust instrument of the Nickel 1994 “B” Trust.  The Nickel 2015-94 B Trust is a Delaware trust formed for the benefit of Mr. Arison and his family.  The principal address of the Nickel 2015-94 B Trust is 1313 North Market Street, Suite 5300, Wilmington, DE 19801.  The administrative trustee of the Nickel 2015-94 B Trust is The Northern Trust Company of Delaware and the distribution advisers of the Nickel 2015-94 B Trust are JMD Delaware, LLC and KLR, LLC.

KLR, LLC is a Delaware limited liability company.  Richard L. Kohan is the sole member of KLR, LLC.  The principal address of KLR, LLC is Two Alhambra Plaza, Suite 1040, Coral Gables, FL 33134.

Neither Nickel 2015-94 B Trust nor KLR, LLC have:

●	during the last five years, been convicted in a criminal proceeding; or

●	been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 17 of 22

All ownership percentages set forth herein assume that there are 590,110,489 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2015 filed with the SEC on October 2, 2015.

(a) and (b)(i)

(i)         TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.  TAMMS Corp. has sole voting and shared dispositive power with respect to such Shares.

(ii)        B Shares, L.P. beneficially owns an aggregate of 85,736,445 Shares (approximately 14.5% of the total number of Shares outstanding), which it holds directly.  B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iii)       B Shares, Inc. beneficially owns an aggregate of 85,736,445 Shares (approximately 14.5% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P.  B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iv)       Micky Arison beneficially owns an aggregate of 126,123,090 Shares (approximately 21.4% of the total number of Shares outstanding), 3,238,210 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 85,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2015-94 B Trust, 35,465,423 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children. Micky Arison has shared dispositive and voting power with respect to the 35,465,423 Shares held by the Artsfare 2005 Trust No. 2.  Micky Arison has sole voting and shared dispositive power with respect to the 85,736,445 Shares indirectly held by the Nickel 1994 “B” Trust, the 3,238,210 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.

(v)        JMD Delaware, LLC beneficially owns an aggregate of 87,419,457 Shares (approximately 14.8% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Mr. Arison’s children. JMD Delaware, LLC has shared dispositive power with respect to the 85,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children. Accordingly, JMD Delaware, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. JMD Delaware, LLC disclaims beneficial ownership of all such Shares.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 18 of 22

(vi)       James M. Dubin beneficially owns an aggregate of 90,658,667 Shares (approximately 15.4% of the total number of Shares outstanding), 1,000 Shares of which he holds directly, 87,419,457 Shares with respect to which he has a beneficial interest by virtue of being the sole member of JMD Delaware, LLC and 3,238,210 Shares with respect to which he has a beneficial interest by virtue of being a trustee of the Nickel 2003 Revocable Trust. Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly.  Mr. Dubin has shared dispositive power with respect to the 3,238,210 Shares held by the Nickel 2003 Revocable Trust, the 85,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power.  Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(vii)     Artsfare 2005 Trust No. 2 beneficially owns the 35,465,423 Shares for which it exercises shared dispositive power (approximately 6.0% of the total number of Shares outstanding).

(viii)       SunTrust Delaware Trust Company beneficially owns 36,065,423 Shares (approximately 6.1% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2 and Dozer Trust.  SunTrust Delaware Trust Company has shared dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2 and the 600,000 Shares held by Dozer Trust.   Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares.  SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(ix)        Artsfare 2003 Trust beneficially owns an aggregate of 3,047,946 Shares (approximately 0.5% of the total number of Shares outstanding), 2,115,507 of which it directly holds, 900,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially as sole stockholder of TAMMS Corp.  Artsfare 2003 Trust has sole voting and dispositive power with respect to the 2,115,507 Shares it directly holds, shared voting and dispositive power with respect to the 900,000 Shares held by MBA I, L.P. and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 19 of 22

(x)       MBA I, L.P. beneficially owns an aggregate of 900,000 Shares (approximately 0.1% of the total number of Shares outstanding), which Shares it holds directly. MBA I, L.P. has shared voting and dispositive power over all such Shares.

(xi)     Verus Protector, LLC beneficially owns an aggregate of 35,465,423 Shares (approximately 6.0% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No. 2. Verus Protector, LLC has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2.

(xii)     Richard L. Kohan beneficially owns an aggregate of 126,125,090 Shares (approximately 21.4% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, a trustee of Nickel 2003 Revocable Trust, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly.  Mr. Kohan has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2.  Mr. Kohan has shared dispositive power with respect to the 3,238,210 Shares held by the Nickel 2003 Revocable Trust, the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children and the 85,736,445 Shares indirectly held by the Nickel 2015-94 B Trust.  Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(xiii)    KLR, LLC beneficially owns an aggregate of 87,419,457 Shares (approximately 14.8% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Mr. Arison’s children.  KLR, LLC has shared dispositive power with respect to the 85,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(xiv)   Nickel 2015-94 B Trust beneficially owns an aggregate of 85,736,445 Shares (approximately 14.5% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P.  Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(xv)     The Reporting Persons, as a group, beneficially own an aggregate of 129,774,036 Shares (approximately 22.0% of the total number of Shares outstanding).  The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Dozer Trust, of which SunTrust Delaware Trust Company is the trustee, over which an Investment Direction Advisor exercises sole voting power and shared dispositive power.

(c)       During the past 60 days the Nickel 1994 “B” Trust’s ownership interests in B Shares, L.P., which holds 85,736,445 Shares, and B Shares, Inc. were transferred to the Nickel 2015-94 B Trust for no consideration in accordance with the governing trust instrument of the Nickel 1994 “B” Trust.  As described above, the Shares are beneficially owned by Mr. Arison, B Shares, L.P., B Shares, Inc., Nickel 2015-94 B Trust, JMD Delaware, LLC, KLR, LLC, Mr. Dubin and Mr. Kohan. Except as set forth in this paragraph (c), to the best knowledge of each of the Reporting Persons, none of the persons named in response to this paragraph (a) has effected any transactions in the Shares during the past 60 days.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 20 of 22

(d)       Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 48
Joint Filing Agreement, dated as of January 8, 2016, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., Verus Protector, LLC, Richard L. Kohan, KLR, LLC and Nickel 2015-94 B Trust.

The Power of Attorney filed for TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Sentinel Protector, LLC, SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O'Neil, Verus Protector, LLC and Richard L. Kohan as an exhibit to Amendment No. 20 to Schedule 13D filed on February 24, 2015 and the Power of Attorney filed for Nickel 2015-94 B Trust as an exhibit to the Form 3 filed on January 8, 2016 are hereby incorporated herein by reference.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 21 of 22

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2016

TAMMS MANAGEMENT CORPORATION
MA 1994 B SHARES, L.P.
MA 1994 B SHARES, INC.
MICKY ARISON
JMD DELAWARE, LLC
JAMES M. DUBIN
ARTSFARE 2005 TRUST NO. 2
SUNTRUST DELAWARE TRUST COMPANY
ARTSFARE 2003 TRUST
MBA I, L.P.
VERUS PROTECTOR, LLC
RICHARD L. KOHAN
NICKEL 2015-94 B TRUST

By:	Loretta A. Ippolito, Attorney-in-Fact

/s/ Loretta A. Ippolito

KLR, LLC

By:	Loretta A. Ippolito, Vice President

/s/ Loretta A. Ippolito

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 22 of 22

INDEX TO EXHIBITS

Exhibits

Exhibit 48	Joint Filing Agreement, dated as of January 8, 2016, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., Verus Protector, LLC, Richard L. Kohan, KLR, LLC and Nickel 2015-94 B Trust.